SIMPSON THACHER & BARTLETT 盛 信 律 師 事 務 所
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April 18, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010

Filed February 13, 2012

Responses dated March 22, 2012 and April 3, 2012

File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting a response to the comment letter dated April 10, 2012 (the “April 10 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and, in accordance with the discussion with the Staff on March 16, 2012, proposed draft revisions to the Company’s amended annual report on Form 20-F responsive to the April 10 Comment Letter in strike-through blackline format against the amended Form 20-F submitted to the Staff on February 13, 2012. The Company is submitting hard copies of the draft changes to the Form 20-F and a file of the proposed changes in PDF to facilitate the Staff’s review.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park     Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LOS ANGELES    LONDON    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

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The Company proposes to attempt to resolve the comment from the Staff’s April 10 Comment Letter, as well as the comments from the Staff’s comment letters dated March 20 and February 23, 2012, to the greatest extent possible before filing the next amendment to the 2010 Form 20-F so that it can fully devote its resources and energies to its annual report for 2011 to be filed no later than April 30, 2012. The Staff’s understanding and cooperation are greatly appreciated.

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Form 20-F for the Fiscal Year Ended December 31, 2010

General

Risk Factors, page 7

Our Corporate Structure and Contractual Arrangements, page 55

1.	Please revise your Risk Factors section to include a separate risk factor discussing the possession and control over your corporate chops, seals or other controlling non-tangible assets. Disclose which entity holds these items and who maintains control over the use of any corporate chops. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

In response to the Staff’s comment, the Company proposes to update the referenced disclosure on pages 18 and 19 of the proposed amendments to the Form 20-F.

2.	We note your response to comments 3 and 9 from our letter dated February 23, 2012. We note that your operating segments each contain only a single reporting unit under ASC 350. Please advise whether discrete financial information is available and reviewed by your chief operating decision maker for components of these operating segments, such as screens in differing locations or geographic areas, and if so, tell us why you are not considering these components to be separate reporting units. If not, please explain to us how you evaluate the profitability of advertising contracts for screens in different areas and whether there is significant variability in your revenues per screen depending on the location and exposure to customer traffic. Please also describe the basis for your belief that all screens included in a reporting unit have similar economic characteristics, using the guidance in ASC 350-20-35-36 and 280-10-50-11 in your response.

The Company respectfully advises the Staff that discrete financial information is not available for any component of an operating segment and as such there are no components of the Company’s operating segments that constitute a reporting unit for purposes of goodwill impairment testing pursuant to ASC 350-20-35-34, which states:

A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

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The Company further submits that since none of the operating segments contains any component that is a reporting unit, operating segments are properly identified as reporting units in accordance with ASC 350-20-35-36, which states,

An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

The Company acknowledges that ASC 280-10-50-11 sets forth qualitative aggregation criteria to be considered in determining whether two or more operating segments may be aggregated into one reportable segment. However, the Company has not relied on any of the aggregation criteria to conclude that there is only one component within each operating segment for the reasons stated above. Therefore, each operating segment represents a reporting unit and the Company believes that it has properly identified operating segments for purposes of segment reporting pursuant to ASC 280.

In response to the Staff’s question, the Company does not capture discrete financial information by type of screen, by location, or geographic area. Further, the Company supplementally advises the Staff that management does not evaluate profitability of advertising contracts on a contract by contract basis as certain costs such as leasing costs are not systematically allocated to each contract. Rather, contracts are negotiated with customers based on each customer’s specific needs and typically bundle various types of screens in multiple locations. The Company determines pricing by contract based on a comprehensive assessment of various factors including a customer’s total advertising budget, total broadcast time, preferred broadcasting schedule, target locations/cities, as well as the Company’s current sales pipeline and customer demand at the time in those locations. Accordingly, the location and type of screen will factor into the overall pricing of the contract. In addition, the customer’s competitive position in its industry, its development potential and its sensitivity to pricing would also affect our pricing decision.

3.	We note that you emphasize that only 4% of your operations use leases held by your PRC operating affiliates. However, we also note that most of your intangible assets are held by the operating affiliates or VIEs. Please also expand the Risk Factor on page 7 to include the impact on your consolidated business and operations if you were to lose access to the intangible assets currently held by the VIE. That is, how much of your revenue and profit may be lost if you were not able to enter into contracts using the name of the VIE or other intangible property held by the VIE.

In response to the Staff’s comment, the Company proposes to update the referenced disclosure on page 8 of the proposed amendments to the Form 20-F.

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If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited